January 17, 2025

Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Kingsoft Cloud Holdings Ltd Form 20-F for the Fiscal Year Ended December 31, 2023 Response dated December 5, 2024 File No. 001-39278

Attn:	Division of Corporation Finance Office of Technology

VIA EDGAR

Dear Anastasia Kaluzienski and Robert Littlepage:

This letter sets forth the responses of Kingsoft Cloud Holdings Ltd (the “Company”) to the comments (the “Comments”) the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated January 3, 2025. For the Staff’s convenience, we have included herein the Comments in bold, and the Company’s responses are set forth immediately below the Comments.

General Note to the Staff

The Company respectfully submits in this letter its proposed updates to the disclosures contained in the annual report for the year ending December 31, 2023 (the “2023 Annual Report”), which, subject to the Staff’s review and further regulatory developments (if applicable), will be included in the Company’s annual report for the year ending December 31, 2024 (the “2024 Annual Report”) and future filings, to the extent applicable. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2023 Form 20-F.

Correspondence dated December 5, 2024

Part I, page 4

1.	We note your response to prior comment 2 and reissue in part. Please ensure your disclosure provides a clear description of the conditions you have satisfied for consolidation of the VIEs under U.S. GAAP.

In response to the Staff’s comment, the Company intends to revise the following disclosure under Part I on page 4 of the 2023 Annual Report in future filings as follows, with the added disclosure underlined and the removed disclosure crossed out (new revisions in response to the Staff’s current round of comments are highlighted in bold) for ease of reference:

Kingsoft Cloud Holdings Limited is a Cayman Islands holding company with no business operations. It conducts its operations in China through its PRC subsidiaries and variable interest entities, or the VIEs, and their subsidiaries. However, we and our shareholders do not and are not legally permitted to have any equity interests in the VIEs as current PRC laws and regulations restrict foreign investment in companies that engage in value-added telecommunication services. As a result, we operate relevant businesses in China through certain contractual arrangements with the VIEs. Through these contractual arrangements, the nominee shareholders of the VIEs effectively assigned all of their voting rights underlying their equity interests in the VIEs to the Company, and therefore, the Company has the power to direct the activities of the VIEs that most significantly impact its economic performance. The Company is obligated to absorb losses of the variable interest entities that could potentially be significant to the variable interest entities through providing unlimited financial support to the variable interest entities or is entitled to receive economic benefits from the variable interest entities that could potentially be significant to the variable interest entities through the exclusive technology consulting and service fees. As a result of these contractual arrangements, the Company is determined to be the primary beneficiary of these variable interest entities only for accounting purposes and we consolidate these variable interest entities under U.S. GAAP. This structure allows us to be considered the primary beneficiary of the VIEs for accounting purposes, which serves the purpose of consolidating the VIEs’ operating results in our financial statements under ~~the~~ U.S. GAAP, to the extent the conditions for consolidation of VIEs under U.S. GAAP are satisfied.

The Company also intends to revise the following disclosure under Part I on page 117 of the 2023 Annual Report in future filings as follows, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services. We are an exempted company with limited liability incorporated in the Cayman Islands. Our PRC subsidiaries, Beijing Kingsoft Cloud and Yunxiang Zhisheng are considered foreign-invested enterprises. To comply with PRC laws and regulations, we primarily conduct our business in China through the VIEs, Zhuhai Kingsoft Cloud and Kingsoft Cloud Information, and their subsidiaries, based on a series of contractual arrangements. Through these contractual arrangements, the nominee shareholders of the VIEs effectively assigned all of their voting rights underlying their equity interests in the VIEs to the Company, and therefore, the Company has the power to direct the activities of the VIEs that most significantly impact its economic performance. The Company is obligated to absorb losses of the variable interest entities that could potentially be significant to the variable interest entities through providing unlimited financial support to the variable interest entities or is entitled to receive economic benefits from the variable interest entities that could potentially be significant to the variable interest entities through the exclusive technology consulting and service fees. As a result of these contractual arrangements, the Company is determined to be the primary beneficiary of these variable interest entities only for accounting purposes and we consolidate these variable interest entities under U.S. GAAP. As a result of these contractual arrangements, we are considered the primary beneficiary of the VIEs for accounting purposes and consolidate their operating results in our financial statements under U.S. GAAP, to the extent the conditions for consolidation of VIEs under U.S. GAAP are satisfied.

3.D. Risk Factors

You may experience difficulties effecting service of legal process..., page 51

2.	We note your response to prior comment 4 and your proposed “Enforceability of Civil Liability” disclosure. Please revise your proposed disclosure to include Hong Kong or advise.

In response to the Staff’s comment, the Company proposes to revise the below disclosures on page 9 of the 2023 Annual Report in future filings as follows, with the added disclosure underlined and the removed disclosure crossed out (new revisions in response to the Staff’s current round of comments are highlighted in bold) for ease of reference:

Enforceability of Civil Liability

We are a company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of time and most are PRC nationals. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There is no statutory recognition in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), however, the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final and conclusive, (d) is not in respect of taxes, a fine or a penalty, (e) is not inconsistent with a Cayman Islands judgment in respect of the same matter, and (f) is not impeachable on the grounds of fraud and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

In addition, a judgment of United States courts will not be directly enforced in Hong Kong as if it were a judgement of the Hong Kong court. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. There is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action, within the time limits provided under Hong Kong law, in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (i) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (ii) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which it was obtained were contrary to substantial justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) it was given by a court of the United States that was not jurisdictionally competent; (e) it was in conflict with a prior Hong Kong judgment or foreign judgment registered or recognized in Hong Kong; or (f) it was for multiple damages. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

You should carefully consider all of the information in this annual report before making an investment in the ADSs. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. In particular, as we are a China-based company incorporated in the Cayman Islands, you should pay special attention to subsections headed “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China” and “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Corporate Structure and the Contractual Arrangements.”

Operating and Financial Review and Prospects

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022, page 126

3.	We note your response to prior comment 5 in which you indicate that the decrease in your public cloud services revenues was primarily driven by your proactive scale-down of CDN services within public cloud services, while partially offset by the revenue increase from AI-related customers. Please quantify, to the extent material, the identified key drivers of revenue.

In response to the Staff’s comment, the Company proposes to revise the below disclosures on page 126 of the 2023 Annual Report in future filings as follows, with the added disclosure underlined and the removed disclosure crossed out (new revisions in response to the Staff’s current round of comments are highlighted in bold) for ease of reference:

Public cloud services

Our revenues generated from public cloud services decreased by 18.3% from RMB5,360.3 million in 2022 to RMB4,381.7 million (US$617.2 million) in 2023. The number of our Public Cloud Service Premium Customers increased from 197 in 2022 to 214 in 2023, however, the average revenue per Public Cloud Service Premium Customer decreased from RMB26.7 million to RMB20.1 million.~~,~~ The changes were primarily driven by our proactive scale-down of CDN services within public could services, ~~while~~ as evidenced by the decrease of 30.5% in our gross billings of CDN delivery services from 2022 to 2023. The decrease of our revenues generated from public cloud services was partially offset by the revenue increase from AI-related customers, as evidenced by the increase in our gross billings of AI services from nil in 2022 to RMB165.0 million in 2023, driven by the higher cloud computing demands in the AI era.

If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter or if the Commission has any questions with respect to the Company’s Annual Report on Form 20-F, please contact the undersigned or Li He (Tel: +852-2533-3306) or Kevin Zhang (Tel: +852-2533-3384) of Davis Polk & Wardwell LLP.

Sincerely yours,

Kingsoft Cloud Holdings Limited

By:	/s/ Haijian He
Name: Haijian He
Title: Chief Financial Officer and Director

cc:	Li He, Esq.
Davis Polk & Wardwell LLP

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